Filed by: Discover Financial Services

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Discover Financial Services

Commission File No.: 001-33378

The following is a message sent to the officers and directors of Discover Financial Services by J. Michael Shepherd on May 24, 2024.

To: Officers & Directors

From: Michael Shepherd

Subject: May 14 Special Town Hall Follow-up for Officers & Directors

Dear Officer & Directors,

Thank you for attending our Special Town Hall last Tuesday. It was great to be together with you and your teams, whether in person or virtually, as we welcomed Capital One Founder and CEO, Rich Fairbank, to Discover. This meeting was a significant event for both companies, and I hope you found it helpful to hear directly from Rich about Capital One’s heritage and culture, as well as his vision for our combined company.

As you heard, Rich spoke with great reverence about Discover and our history of award-winning customer service, the strength of our brand, our achievement in building a network, and the similarities we share in offering digital-first, tech-enabled products that meet the needs of tens of millions of customers every year.

As we continue our journey toward a successful merger, we understand your teams will continue to have questions, many of which unfortunately we will not be able to answer right away—not because we’re unwilling to share, but simply because we don’t yet have answers. I appreciate your understanding of this challenge and your recognition that this moment requires more of us as leaders of Discover.

During this time, it is our responsibility to not only acknowledge what our team members may be feeling, but also help them see the vision ahead for our new future. To that end, I’d like to highlight some key themes and important takeaways from our meeting with Capital One for you to reinforce with your teams:

•	Our Potential Opportunity

As industry leaders, Discover and Capital One have each been innovators who have sought to revolutionize banking with unique products and services. We excel in complementary areas, and Rich expressed confidence and excitement about the potential opportunities we hope to work toward as one combined company. Our merger, if approved, will enable us to deliver even more value to millions more customers.

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•	Commitment to the Discover Brand

Respect and admiration for our brand is a significant part of what drew Rich and Capital One to Discover. They remain committed to the Discover brand living on in the network we built and as part of the Capital One banner of brands.

•	Commitment to Our Frontline Employees

Capital One has a deep appreciation for the customer service offered by both companies, is excited about the major geographies in which we operate today, and does not have any plans to lay off any of our front-line employees as a result of this deal.

•	Commitment to Chicagoland

Rich reaffirmed his commitment to Chicagoland—downtown, in Chatham, and in Riverwoods—as well as his compassion and respect for our employees.

As we pursue the merger, let’s continue to commit to serving our customers, strengthening our compliance and risk management framework, and Getting Better Every Day to help us meet our business goals.

I encourage you and your teams to remain up to date with our Merger Resources Site for updates during this period.

Thank you for your leadership, your commitment to our goals, and for all you do to support your teams and Discover. I know I can count on each of you to continue to look out for our customers and each other in the months ahead.

-Michael

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Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which speak to our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “forecast,” and similar expressions. Such statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. These forward-looking statements speak only as of the date of this communication and there is no undertaking to update or revise them as more information becomes available. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: changes in economic variables, such as the availability of consumer credit, the housing market, energy costs, the number and size of personal bankruptcy filings, the rate of unemployment, the levels of consumer confidence and consumer debt and investor sentiment; the impact of current, pending and future legislation, regulation, supervisory guidance and regulatory and legal actions, including, but not limited to, those related to accounting guidance, tax reform, financial regulatory reform, consumer financial services practices, anti-corruption and funding, capital and liquidity; risks related to the proposed merger with Capital One Financial Corporation (“Capital One”) including, among others, (i) failure to complete the merger with Capital One or unexpected delays related to the merger or the inability of the parties to obtain regulatory approvals or satisfy other closing conditions required to complete the merger, (ii) regulatory approvals resulting in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (iii) diversion of management’s attention from ongoing business operations and opportunities, (iv) cost and revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (v) the integration of each party’s management, personnel and operations will not be successfully achieved or may be materially delayed or will be more costly or difficult than expected, (vi) deposit attrition, customer or employee loss

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and/or revenue loss as a result of the announcement of the proposed merger, (vii) expenses related to the proposed merger being greater than expected, and (viii) shareholder litigation that could prevent or delay the closing of the proposed merger or otherwise negatively impact our business and operations; the actions and initiatives of current and potential competitors; our ability to manage our expenses; our ability to successfully achieve card acceptance across our networks and maintain relationships with network participants and merchants; our ability to sustain our card and personal loan growth; our ability to complete the proposed sale of the Discover Financial Services’ (“Discover”) Student Loan portfolio; our ability to increase or sustain Discover card usage or attract new customers; difficulty obtaining regulatory approval for, financing, closing, transitioning, integrating or managing the expenses of acquisitions of or investments in new businesses, products or technologies; our ability to manage our credit risk, market risk, liquidity risk, operational risk, compliance and legal risk and strategic risk; the availability and cost of funding and capital; access to deposit, securitization, equity, debt and credit markets; the impact of rating agency actions; the level and volatility of equity prices, commodity prices and interest rates, currency values, investments, other market fluctuations and other market indices; losses in our investment portfolio; limits on our ability to pay dividends and repurchase our common stock; limits on our ability to receive payments from our subsidiaries; fraudulent activities or material security breaches of our or others’ key systems; our ability to remain organizationally effective; our ability to maintain relationships with merchants; the effect of political, economic and market conditions, geopolitical events, climate change, pandemics and unforeseen or catastrophic events; our ability to introduce new products and services; our ability to manage our relationships with third-party vendors, as well as those with which we have no direct relationship such as our employees’ internet service providers; our ability to maintain current technology and integrate new and acquired systems and technology; our ability to collect amounts for disputed transactions from merchants and merchant acquirers; our ability to attract and retain employees; our ability to protect our reputation and our intellectual property; our ability to comply with regulatory requirements; and new lawsuits, investigations or similar matters or unanticipated developments related to current matters. We routinely evaluate and may pursue acquisitions of, investments in or divestitures from businesses, products, technologies, loan portfolios or deposits, which may involve payment in cash or our debt or equity securities.

Additional factors that could cause the company’s results to differ materially from those described in the forward-looking statements can be found under “Risk Factors,” “Business—Competition,” “Business—Supervision and Regulation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the company’s Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC and available at the SEC’s internet site (http://www.sec.gov) and subsequent reports on Forms 8-K and 10-Q.

Important Information About the Transaction and Where to Find It

Capital One has filed a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Discover and Capital One in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Discover or Capital One through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Discover or Capital One at:

Discover Financial Services	Capital One Financial Corporation
2500 Lake Cook Road	1680 Capital One Drive
Riverwoods, IL 60015	McLean, VA 22102
Attention: Investor Relations	Attention: Investor Relations
investorrelations@discover.com (224) 405-4555	investorrelations@capitalone.com (703) 720-1000

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Before making any voting or investment decision, investors and security holders of Discover and Capital One are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Discover, Capital One and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Discover and Capital One in connection with the transaction. Information regarding the directors and executive officers of Discover and Capital One and other persons who may be deemed participants in the solicitation of the stockholders of Discover or of Capital One in connection with the transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, as supplemented by Discover’s proxy statement supplement, as filed with the SEC on April 2, 2024, and other documents subsequently filed by Discover with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Additional information regarding the interests of such participants are included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.

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